

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

March 6, 2009

Room 7010

R. Bruce McDonald
Executive Vice President and Chief Financial Officer
Johnson Controls, Inc.
5757 North Green Bay Avenue
Milwaukee, Wisconsin 53209

      Re: **Johnson Controls, Inc.**
               Form 10-K for Year Ended September 30, 2008
               File No. 001-05097

Dear Mr. McDonald:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                              Sincerely,

                              Terence O'Brien
                              Accounting Branch Chief